SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO ______)*


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                                (Name of Issuer)

                                  VIZARIO, INC.

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                         (Title of Class of Securities)

                          Common Stock, $.001 par value

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                                 (CUSIP Number)

                                    92855T109

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                              David A. Caney, Esq.
                               Corporate Secretary
                                 Imaginon, Inc.
                               1313 Laurel Street
                          San Carlos, California 94070
                           Telephone:  (650) 596-9300
                           Facsimile:  (650) 596-9350

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             (Date of Event Which Requires Filing of this Statement)

                                  May 25, 2001

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If  the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following  box.   [   ]
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Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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*The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                     Notes).




                               CUSIP NO. 92855T109


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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO ______)


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(1)  Names  of  Reporting  Persons  I.R.S.  Identification Nos. of Above Persons
     (entities  only)

                                 Imaginon, Inc.         84-1217733
                                ----------------------------------
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                   (a)   [   ]
                                   (b)   [   ]

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(3)  SEC  Use  Only


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(4)  Source  of  Funds  (See  Instructions)     OO
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or  2(e)  [   ]
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(6)  Citizenship  or  Place  or  Organization

                                    Delaware

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Number  of  Shares  Beneficially  Owned
by  Each  Reporting  Person  With

                   (7)  Sole  Voting  Power             20,000,000 shares

                   (8)  Shared  Voting  Power              -0-

                   (9)  Sole Dispositive Power          20,000,000 shares

                  (10)  Shared Dispositive Power           -0-

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person:    20,000,000
     shares
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO ______)


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(12) Check  if  the  Aggregate  Amount  in  Row  (11)
     Excludes  Certain  Shares  (See  Instructions)

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(13) Percent  of  Class  Represented  by  Amount  in  Row  11

                                      80.7%

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(14) Type  of  Reporting  Person  (See Instructions)

                                       CO

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CUSIP  NO.  92855T109


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ITEM 1.   SECURITY  AND  ISSUER.

          Title  of  class  of  equity  securities:

          Common  stock,  $.001  par  value

          Name  and  address  of  principal  executive  offices  of  issuer:

          Vizario, Inc.,  a  Nevada  corporation
          1313  Laurel  Street,  Suite  4
          San  Carlos,  California  94070

ITEM 2.   IDENTITY  AND  BACKGROUND.

          (a) This statement is filed by Imaginon, Inc., a Delaware corporation ("Imaginon").
          (b)  1313  Laurel  Street,  San  Carlos,  California  94070.
          (c) Imaginon is engaged in the business of design, manufacture and sale of consumer software products for the CD/DVD-ROM market, and a research tool for Internet users.
          (d)  N/A.
          (e)  N/A.
          (f)  Imaginon  is  a  Delaware  corporation.

ITEM 3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

          The securities were acquired by Imaginon in a tax-free exchange pursuant to a Stock Exchange Agreement and Plan of Reorganization among the issuer, Gallagher Research Corporation ("Gallagher"), Imaginon and Wireless Web Data, Inc., a California corporation wholly owned by Imaginon ("WWDI"). As part of this transaction, Imaginon transferred to Gallagher certain shares owned in WWDI by Imaginon, and Gallagher in exchange issued shares of its common stock to Imaginon.

ITEM 4.   PURPOSE  OF  TRANSACTION.

          The purpose of the transaction herein reported was for Gallagher to acquire ownership of WWDI from Imaginon and for Imaginon to become the controlling stockholder of Gallagher. Otherwise, Imaginon has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.


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          (a)  20,000,000  shares  are  beneficially  owned  by  Imaginon. These shares constitute 80.7% of the 24,768,000 shares of Gallagher's common stock currently issued and outstanding.
          (b) Imaginon has the sole power to vote and to dispose of all of the shares beneficially owned.
          (c)  None.
          (d)  None.
          (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Imaginon is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

ITEM 7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.

          The following documents filed by Gallagher with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference:

          1. Stock Exchange Agreement and Plan of Reorganization, dated May 4, 2001, among Gallagher, Imaginon and WWDI, filed as Exhibit 2.1 to Gallagher's Current Report on Form 8-K filed with the Commission on June 4, 2001.


                                   Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2001            IMAGINON, INC.


                                 By:  /s/  David  A.  Schwartz
                                    --------------------------------------------
                                    David  A.  Schwartz
                                    Chairman, Chief Executive Officer, President


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